FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 5, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Santander Central Hispano

MAJOR EVENT

BANCO SANTANDER CENTRAL HISPANO, S.A. hereby notifies that yesterday it was signed an agreement to sell its 21.97% stake in the capital of AGUAS DE VALENCIA, S.A. for an amount of Euro 32.5 million.

Such sale will either be made to the institutions signing such purchase and sale agreement or, if applicable, to those institutions exercising the rights of first refusal granted by the current Agreement of the Shareholders of AGUAS DE VALENCIA, S.A. of which BANCO SANTANDER CENTRAL HISPANO, S.A. forms part.

In Madrid, this 4rd day of April 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL HISPANO, S.A.

Date: April 5, 2002

By: ______________________

Name: *Antonio Aparicio*

Title: Senior Vice President